UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 9)*

INTERNATIONAL SHIPHOLDING CORPORATION
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

         460321201
(CUSIP Number)

                         May 9, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 460321201

1)	Name of Reporting Person	Niels M. Johnsen
I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)                                                                     _____
(b)                                                                     _____

3)           SEC Use Only

4)	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

       (5)         Sole Voting Power:  244,906 shares

       (6)         Shared Voting Power:   867,107 shares

       (7)         Sole Dispositive Power:  204,906 shares

       (8)         Shared Dispositive Power:  867,107 shares

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,112,013

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _________

11)	Percent of Class Represented by Amount in Row (9): 15.4%

12)	Type of Reporting Person (See Instructions)	IN

*	Based on 7,228,252 total shares outstanding as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2011.

Item 1(a)                      Name of Issuer:

International Shipholding Corporation

Item 1(b)                      Address of Issuer’s Principal Executive Offices:

11 North Water St.
Suite 18290
Mobile, AL 36602

Item 2(a)                      Name of Person Filing:

Niels Mercer Johnsen

Item 2(b)                      Address of Principal Business Office:

One Whitehall Street
New York, New York 10004

Item 2(c)                      Citizenship:

United States of America

Item 2(d)                      Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e)                      CUSIP Number:

460321201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.                                Ownership.

(a)           Amount Beneficially Owned: 1,112,013 shares

(b)           Percent of Class:                      15.4%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:   244,906 shares

(ii)           Shared power to vote or to direct the vote:  867,107 shares

(iii)           Sole power to dispose or to direct the disposition of:   204,906 shares

(iv)           Shared power to dispose or to direct the disposition of:  867,107 shares

Item 5.
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [      ] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Johnsen is one of the three trustees of the Niels W. Johnsen Family 2011 Trust (the “Family Trust”), the beneficiaries of which are members of his family.  The Family Trust beneficially owns 867,107 shares of International Shipholding Corporation, including (i) 642,485 shares held directly and (ii) 224,622 shares held indirectly through the Family Trust’s controlling interest in a corporation, of which Mr. Johnsen is a shareholder, Vice President and Director.  The corporation has the sole right to receive dividends from and the proceeds from the sale of the 224,622 shares, which is less than five percent of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.	Identification and Classification of Members of the Group.

               Not applicable.

Item 9.                                   Notice of Dissolution of Group.

              Not applicable.

Item 10.                                Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 18, 2011                                                                             /s/ Niels Mercer Johnsen
Niels Mercer Johnsen